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November 3, 2016
VIA EDGAR
David L. Orlic Special Counsel Office of Mergers and Acquisitions United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549-3561
Re: San Juan Basin Royalty Trust Definitive Additional Proxy Soliciting Materials on Schedule 14A Filed November 1, 2016 File No. 001-08032

Dear Mr. Orlic:

On behalf of our client, Compass Bank (the “Trustee”), the trustee of the San Juan Basin Royalty Trust (the “Trust”), please find below responses to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on November 2, 2016, with respect to the Trust’s presentation to Institutional Shareholder Services Inc. filed with the Commission as definitive additional proxy soliciting materials on Schedule 14A on November 1, 2016, File No. 001-08032 (the “Additional Materials”).

By way of background, in a letter to unit holders of the Trust filed with the Commission as definitive additional proxy materials on Schedule 14A on October 14, 2016 (the “Southwest Bank Letter”), Southwest Bank claims on page 2 that if appointed trustee, it will provide an “[e]stimated reduction in the Trust’s annual administrative costs of at least $200,000 through incorporating the Trust into the existing structure at Southwest Bank.”

Skeptical of Southwest Bank’s ability to significantly reduce general and administrative (G&A) expenses of the Trust, the Trust sought to provide evidence against this claim in the Additional Materials by reviewing the change in G&A expenses of the other trusts administered by Southwest Bank to determine whether Southwest Bank had a record of significantly reducing their G&A expenses. In the Additional Materials, the Trust states that (1) “Contrary to Southwest Bank’s implications in its letters to unit holders, based on the general and administrative expenses of other trusts administered by Southwest Bank in their SEC filings, Southwest Bank’s

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David L. Orlic

November 3, 2016

model of “collective trust administration” does not have a track record of reducing costs”; and (2) “According to SEC reports of the trusts Southwest Bank does administer, in the two years that Southwest Bank has served as trustee, no consistent decline in general and administrative expenses is discernible, and in many cases expenses have increased during Southwest Bank’s tenure.” These statements are based on information in the most recent annual reports on Form 10-K filed with the Commission by each of the active trusts administered by Southwest Bank.

According to the Southwest Bank Letter, Southwest Bank administers eight trusts, each of which is identified below. The Trust’s analysis did not include two trusts: (1) the Dominion Resources Black Warrior Trust, which made filings to terminate its registration with the Commission in February 2016, has been delisted, is in the process of terminating and did not file an annual report on Form 10-K for 2015; and (2) the Westbrook-Thompson Royalty Trust, for which Southwest Bank serves only as disbursing agent and which does not appear to make filings with the Commission.

As noted on page 4 of the Southwest Bank Letter and described in more detail below for each trust, Southwest Bank became the trustee of each of these trusts in 2014 by approval of the unit holders of the trusts. Because 2014 was a transition year, the Trust’s analysis of G&A expenses of these trusts is based on the comparison of 2013 G&A expenses (the last full year before Southwest Bank became trustee) and 2015 G&A expenses (the first full year after Southwest Bank became the trustee). The Trust’s analysis of G&A expenses did not take into consideration quarterly G&A expenses because Southwest Bank’s claim was related to purported annual cost savings and because G&A expenses for the trusts vary widely from quarter to quarter.

The table below provides a summary of the G&A expenses for each trust for the periods indicated, as well as a comparison of the change in G&A expenses between 2013 (the last full year before Southwest Bank became trustee) and 2015 (the first full year after Southwest Bank became the trustee). Also below are the relevant references and disclosure from the most recent annual reports on Form 10-K for the trusts describing the changes in G&A expenses. As indicated, there has not been a uniform decline in G&A expenses among these trusts, and such expenses have increased for some trusts after Southwest Bank became trustee.

Mayer Brown LLP

David L. Orlic

November 3, 2016

	Fiscal Year Ended				2013 v. 2015	Notes
	2013	2014	2015	2016
Permian Basin Royalty Trust	$1,226,932	$1,293,418	$1,245,863	N/A	1.5%
Sabine Royalty Trust	2,066,007	2,404,692	2,422,084	N/A	17.2%
Hugoton Royalty Trust	2,827,015	1,153,924	490,890	N/A	-82.6%	(1)
Cross Timbers Royalty Trust	403,043	504,167	755,694	N/A	87.5%	(2)
Tidelands Royalty Trust “B”	189,245	215,845	137,509	N/A	-27.3%
Marine Petroleum Trust	273,736	310,007	226,600	197,492	(3)	(3)

(1)	As described below, excluding litigation reserves and refunds of litigation reserves, the 2013-2015 expenses would have been, respectively, $1,227,015, $1,024,542 and $842,810, or a decline of approximately 31% from 2013 to 2015.
(2)	As described below, 2015 expenses include a reserve of $275,000 for administrative expenses. Excluding the reserve, 2015 expenses would have been $480,694, or a 19.3% increase from 2013 to 2015.
(3)	Fiscal year ends on June 30. Southwest Bank became trustee in August 2014 during the trust’s fiscal year 2015. G&A expenses for 2014 compared to 2016 declined by approximately 36.3%.

1.    Permian Basin Royalty Trust (From the annual report on Form 10-K for the year ended December 31, 2015)

Page 1 “The effective date of Bank of America N.A.’s resignation and the effective date of Southwest Bank’s appointment as successor trustee was August 29, 2014.”

Page 22: “Total expenditures in 2015 were $1,745,863 compared to $1,293,418 in 2014 and $1,226,932 in 2013, primarily due to additional legal expenses and establishment of a reserve of $500,000 for administrative expenses.”

Page 27: The Statements of Distributable Income states that the full amount of the $500,000 reserve was accrued in 2015 and that, excluding the reserve, the G&A expenses for 2013, 2014 and 2015, respectively, were $1,226,932, $1,293,148 and $1,245,863.

2.    Sabine Royalty Trust (From the annual report on Form 10-K for the year ended December 31, 2015)

Page 1: “The effective date of Bank of America, N.A.’s resignation and the effective date of Southwest Bank’s appointment as successor trustee was May 30, 2014.”

Page 26: “General and administrative expenses increased to $2,422,000 in 2015 from $2,405,000 in 2014 due mainly to increases in Escrow Agent/Trustee fees of approximately $173,100 and increases in auditing and tax reporting fees of $22,200. These increases were offset somewhat by decreases in Unit holder information services of approximately $72,400; legal and professional fees of approximately $50,700; revenue processing services of approximately $32,700 and in the transfer agent fees of approximately $20,200.

“General and administrative expenses increased to $2,405,000 in 2014 from $2,066,000 in 2013 due mainly to increases in fees associated with revenue processing of approximately

Mayer Brown LLP

David L. Orlic

November 3, 2016

$117,900; printing and Unit holder information services of approximately $91,000; Escrow Agent/Trustee fees of approximately $49,200; legal services of approximately $42,300; auditing and tax reporting services of approximately $41,800 and transfer agent fees of approximately $29,200. These increases were offset somewhat by a decrease in engineering services of approximately $25,500.”

3.    Hugoton Royalty Trust (From the annual report on Form 10-K for the year ended December 31, 2015)

Page 2: “At a special meeting of the trust’s unitholders held on May 23, 2014, the unitholders of the Trust voted to approve the proposal to appoint Southwest Bank as successor trustee of the Trust effective May 30, 2014.”

Page 20: “Trust administration expense was $490,890 in 2015 as compared to $1,153,924 in 2014 and $2,827,015 in 2013. Included in 2015 administration expense is $250,000 which the trustee reserved for administrative expenses, offset by a refund of $601,920 which represents the remaining balance of the legal reserve that was included in the November 2015 distribution. Included in 2014 administration expense is $1,600,000 which the trustee reserved for legal expenses regarding the Lamb lawsuit, partially offset by $1,470,618 related to the arbitration reimbursement. Included in 2013 administration expense is $1,600,000 which the trustee had reserved for legal expenses regarding the Goebel lawsuit.”

Page 28: Note (a) to the Statements of Distributable Income states that “Administration expense for the period ended December 31, 2015 includes a refund of $601,920 which represents the remaining balance of the legal reserve that was included in the November 2015 distribution. Interest income and administration expense for the period ended December 31, 2014, includes a refund of $514,820 and $1,470,618, respectively, related to the arbitration reimbursement. For further information on the arbitration reimbursement see Note 8 of the accompanying notes to financial statements.”

Page 34: The relevant portion of Note 8 to the financial statements states that “The trustee anticipated that the Trust would incur additional legal and other expenses in connection with the Goebel lawsuit. As a result, the trustee reserved $1.6 million from trust distributions for the Goebel litigation, beginning with the September 2013 distribution. The September 2013 through December 2013 distributions each reflected a deduction of $400,000 in connection with such reserve. Additionally, the trustee had previously reserved an additional $1.6 million from trust distributions for the Lamb litigation, which was dismissed, and was included as part of the reserve for the Goebel lawsuit. The January 2014 through April 2014 distributions each reflected a deduction of $400,000 in connection with such reserve. The Goebel lawsuit was dismissed on October 12, 2015. As a result, the trustee moved $750,000 of the remaining legal expense reserve to the administrative expense reserve and the remaining balance of $601,920 was included in the November 2015 distribution to unitholders. The amounts distributed from the legal reserve are treated as additional gross royalty income to the unitholders.”

Mayer Brown LLP

David L. Orlic

November 3, 2016

4.    Cross Timbers Royalty Trust (From the annual report on Form 10-K for the year ended December 31, 2015)

Page 2: “At the special meeting of the Trust’s unitholders held on June 20, 2014, the unitholders of the Trust voted to approve the proposal to appoint Southwest Bank as successor trustee of the Trust effective August 29, 2014.”

Page 20: “Trust administration expense was $755,694 in 2015 as compared to $504,167 in 2014 and $403,043 in 2013. Administration expense for 2015 included $275,000 which the trustee reserved for administrative expenses.”

5.    Tidelands Royalty Trust “B” (From the annual report on Form 10-K for the year ended December 31, 2015)

Page 2: “Southwest Bank has served as corporate trustee of the Trust since May 30, 2014.”

Page 16: “General and administrative expenses were $137,509 in 2015, a decrease from $215,845 for 2014. This decrease is primarily due to decreased costs associated with professional fees associated with the transition resulting from Southwest Bank’s appointment as Trustee and costs incurred for the transition in the prior year, which were one time transition costs that are no longer being incurred. General and administrative expenses were $215,845 in 2014, an increase from $189,245 for 2013. This increase was primarily due to increased costs associated with the transition resulting from Southwest Bank’s appointment as Trustee.”

6.    Marine Petroleum Trust (From the annual report on Form 10-K for the year ended June 30, 2016)

Page 3: “Southwest Bank, an independent state bank chartered under the laws of the State of Texas and headquartered in Fort Worth, Texas (“Southwest Bank”) has served as corporate trustee of the Trust since August 27, 2014.”

Page 17: General and administrative expenses for fiscal 2016 amounted to $197,492, a decrease from the $226,600 recorded in fiscal 2015, due to a decrease in professional fees and expenses and contract services. . . . General and administrative expenses for fiscal 2015 amounted to $226,600 a decrease from the $310,007 recorded in fiscal 2014, due to a decrease in professional fees and expenses and contract services.”

* * *

Mayer Brown LLP

David L. Orlic

November 3, 2016

In connection with responding to the Staff’s comments, the Trustee, on behalf of the Trust, acknowledges that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions that you have with respect to the foregoing, or if any additional supplemental information is required by the Staff, to Robert F. Gray at (713) 238-2600 or Andrew J. Stanger at (713) 238-2702.

Sincerely,

/s/ Mayer Brown LLP

Enclosures

cc:	Josh R. Peterson
Vice President and Senior Trust Officer
Compass Bank